SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For December 9, 2002

ING Groep N.V.
Amstelveenseweg 500
1081 KL Amsterdam
P.O. Box 810
1000 AV Amsterdam
The Netherlands

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

        This Report contains a copy of the following:

(1)	The Press Release issued on December 9, 2002.

PRESS RELEASE

Amsterdam, 9 December 2002

ING Group raises USD 1 billion solvency capital via ING Perpetual Debt Securities

ING Group successfully completed the issuance of a perpetual subordinated loan. ING raised USD 1 billion among retail investors in the United States and Asia.

The funds raised will strengthen ING Group’s solvency. An amount of USD 600 million will enhance the Tier-1 capital of ING Bank N.V. and will be used to finance the organic growth of the banking activities. The remaining USD 400 million will improve the solvency position of ING Insurance and will be used to reduce debt.

The securities, which combine the characteristics of a bond and a share, will bear a fixed interest rate of 7.2%. The interest will be made payable in equal quarterly instalments. The ING Perpetual Debt Securities have a nominal value of USD 25 and will be listed on the New York Stock Exchange.

Press enquiries: Ward Snijders, + 31 20 541 6522

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ING Groep N.V. (Registrant)
By:	/s/ D.C. van Wassenaer

D.C. van Wassenaer General Counsel Corporate Legal, Compliance & Security Department

By:	/s/ C.F. Drabbe

C.F. Drabbe Assistant General Counsel

Dated: December 9, 2002